November 8, 2010

Via EDGAR and Hand Delivery

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:  Daniel F. Duchovny

Re:                             AGA Medical Holdings, Inc.

Schedule 14D-9 filed October 20, 2010

SEC File No. 005-85230

Dear Mr. Duchovny:

On behalf of AGA Medical Holdings, Inc. (the “Company”), we are responding to the Staff’s comment letter, dated November 4, 2010, regarding the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, filed October 20, 2010 (the “Schedule 14D-9”).

Please note that the Company today filed with the Commission Amendment No. 2 to the Schedule 14D-9 (“Amendment No. 2”).  Enclosed for your reference are four copies of Amendment No. 2, which have been marked to show changes made to the Schedule 14D-9 since it was filed initially with the Commission, as well as four unmarked copies of Amendment No. 2.

In order to facilitate the Staff’s review, the Staff’s comment is repeated and numbered below in boldface and italicized print. The Company’s response is provided immediately below the comment.

Schedule 14D-9

Projected Financial Information, page 36

1.                                      We note that the projected financial information included in this section has not been prepared in accordance with GAAP.  As a result, advise us what consideration you have given as to whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G.  We may have additional comments after we review your response.

Response:

The Company notes that St. Jude Medical, Inc. filed a Registration Statement on Form S-4 relating to the offer for the Company’s common stock.  The Form S-4 included the projected financial information of the Company, which was provided to the Company’s financial advisor and used in connection with such advisor’s financial analysis, as required by Item 1015(b) of Regulation M-A.  The Company included the same information required by Item 1015(b) of Regulation M-A in its Schedule 14D-9 because it believes that this information is material to its stockholders and believes that its stockholders should have the benefit of this information presented in the Schedule 14D-9 in addition to the Form S-4.  Rule 100(d) of Regulation G provides that Regulation G does not apply to non-GAAP financial measures included in communications subject to Item 1015 of Regulation M-A, and Item 10(e)(6) of Regulation S-K contains a similar exemption.  Accordingly, the Company has relied upon Rule 100(d) to not include any additional disclosure under Rule 100(a) of Regulation G with respect to the projected financial information.

We note that Question 101.01 of the Staff’s current Compliance and Disclosure Interpretations regarding business combination transactions states:

“In addition, there is an exemption from Regulation G and Item 10(e) of Regulation S-K for non-GAAP financial measures disclosed pursuant to Item 1015 of Regulation M-A, which applies even if such non-GAAP financial measures are included in Securities Act registration statements, proxy statements and tender offer statements.”

The original interpretation of Regulation G on this topic (Question 6 of the Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures dated June 13, 2003) stated:

“There also is an exemption from Regulation G and Item 10(e) of Regulation S-K for disclosure of non-GAAP financial measures made in any disclosure that is subject to Item 1015 of Regulation M-A. In contrast to the exemption discussed in the previous paragraph, the exemption for disclosure of non-GAAP financial measures subject to Item 1015 of Regulation M-A is not limited to pre-commencement communications and, accordingly, the exemption would also be available for Item 1015 disclosure found in registration statements, proxy statements and tender offer statements.”

We believe that these interpretations indicate that Item 1015 disclosure should be exempt from Regulation G regardless of the form used to communicate such disclosure.  For example, though Schedule TO does not technically require disclosure pursuant to Item 1015 of Regulation M-A, the interpretations above suggest that Item 1015 disclosure in tender offer statements should be exempt from Regulation G.  We believe that bidders and targets are increasingly including Item 1015 disclosure in tender offer statements and Schedules 14D-9 because they believe that such information is material to investors decisions regarding a tender offer.  Accordingly, the Company included the same Item 1015 disclosure that is included in the Form S-4 in the Schedule 14D-9, even though such disclosure is technically only required in the Form S-4, because it believed that the disclosure is material to its stockholders.

The Company believes that the Company’s financial projections are an integral part of its disclosure regarding the fairness opinion of its financial advisor because this information was used by the financial advisor for purposes of preparing its fairness opinion.  The presentation is a factual presentation of information that was received and considered by the Company’s financial advisor.  If the financial advisor had not used these financial projections in connection with preparing its fairness opinion, then the financial projections would not have been included in the Schedule 14D-9.  In the Commission’s release proposing Regulation G (Release No. 33-8145), the Commission referred to concerns that pro-forma information could be used by companies to obscure GAAP results.  The non-GAAP measures included in the Item 1015 disclosure are not designed to be used for any such misleading purpose.  In this case, the Company disclosed its financial projections only to provide the Company’s stockholders the benefit of information obtained by the Company’s board of directors and financial advisor and used by the financial advisor in the preparation of a fairness opinion.  The Company respectfully submits that these were not circumstances that Regulation G was intended to address.

The Company has separately filed a letter with the requested representations.

If we can be of any assistance to the Staff in explaining these responses, please let us know.  Please call me at (612) 492-7341 to discuss any additional questions or comments you might have.

Sincerely,

/s/ ALEXANDER ROSENSTEIN
Alexander Rosenstein

Direct Dial: 612.492.7341
Email: arosenstein@fredlaw.com

cc:                                 Julia E. Griffith (Securities and Exchange Commission)

Ronald E. Lund (AGA Medical Holdings, Inc.)

Peter Rother (AGA Medical Holdings, Inc.)

David Grorud (Fredrikson & Byron, P.A.)

Kashif Rashid (St. Jude Medical, Inc.)

Stewart McDowell (Gibson, Dunn & Crutcher LLP)